Exhibit 99.4

Osler, Hoskin & Harcourt llp Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 main 416.862.6666 facsimile

Toronto Montréal Calgary Ottawa Vancouver New York

September 6, 2023

Profound Medical Corp.

2400 Skymark Avenue, Unit #6

Mississauga, Ontario

L4W 5K5

Dear Sirs/Mesdames:

Profound Medical Corp. (the “Issuer”)

We refer you to the prospectus supplement dated September 6, 2023 to the short form base shelf prospectus of the Issuer dated March 23, 2022 filed in all provinces and territories of Canada (the “Prospectus Supplement”), forming part of the Registration Statement on Form F-10, as amended (Registration No. 333-263248) filed by the Issuer with the U.S. Securities and Exchange Commission.

We hereby consent to the references to this firm under the headings “Documents Filed as Part of the Registration Statement” and “Interest of Experts” and to the reference to and use of our opinion under the heading “Eligibility For Investment” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ “Osler, Hoskin & Harcourt LLP”

Osler, Hoskin & Harcourt LLP

GW

osler.com